Exhibit 99.1

Can-Fite: Reports Progress in the Development of Piclidenoson for Osteoarthritis in Pets Through its Partner Vetbiolix

●	Safety study successfully completed; efficacy trial to commence and financially covered by Vetbiolix

●	Canine osteoarthritis market is projected to reach $3 billion by 2028

PETACH TIKVA, Israel, August 17, 2022 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, announced today that through a development and commercialization agreement signed with Vetbiolix in June of 2021, Piclidenoson is set to enter a clinical trial for the treatment of osteoarthritis in dogs. The canine osteoarthritis market is projected to reach $3 billion by 2028.

Vetbiolix, a France-based veterinary biotech company, which has the exclusive right to Piclidenoson in the veterinary osteoarthritis market for companion animals including cats and dogs for two years, recently completed an initial study in dogs to explore dose-range safety and pharmacokinetics. Piclidenoson was well tolerated, with the pharmacokinetic data proportional to dose. Based on these data, Vetbiolix is moving forward with clinical safety and efficacy studies in dogs with osteoarthritis.

If the study yields positive data and Vetbiolix exercises its option to obtain the license from Can-Fite, then Vetbiolix will be obligated to pay Can-Fite upfront and milestone payments, in addition to royalties on sales upon regulatory approval.

Current treatments for canine osteoarthritis include oral non-steroidal anti-inflammatory drugs (NSAIDs) which only treat symptoms and carry significant harmful side effects and an injectable disease-modifying osteoarthritis drug (DMOAD) that targets the progression of the disease.

“We have had a highly productive collaboration with Vetbiolix and are very pleased that they are moving Piclidenoson forward into clinical efficacy studies in dogs with osteoarthritis,” stated Can-Fite CEO Dr. Fishman. “We are hopeful that Piclidenoson, with its excellent safety and efficacy profile in human auto-immune disease, will also provide an effective treatment for canines with osteoarthritis resulting in greater quality of life for dogs and their human families.”

About Piclidenoson

Piclidenoson is a novel, first-in-class, A3 adenosine receptor agonist (A3AR) small molecule, orally bioavailable drug with an excellent safety profile demonstrating evidence of efficacy in Phase II clinical studies. The drug’s mechanism of action entails inhibition of the inflammatory cytokines interleukin 17 and 23 (IL-17 and IL-23) and the induction of apoptosis of patients’ skin cell keratinocytes involved with the disease pathogenicity.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company's lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis. Can-Fite's liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of non-alcoholic steatohepatitis (NASH), and enrollment is expected to commence in a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114